Via Facsimile and U.S. Mail
Mail Stop 6010

November 26, 2008

Mr. Denis Duverne
Chief Financial Officer
AXA
25, Avenue Matignon
75008 Paris
France

Re: AXA
Form 20-F for Fiscal Year Ended December 31, 2007
Filed on April 30, 2008
File No. 001-14410

Dear Mr. Duverne:

    We have reviewed your September 29, 2008 response to our August 5, 2008 letter
and have the following comments. In our comments, we ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

Form 20-F for the year ended December 31, 2007

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Investments, page 12

1.   In responding to comments one and two, you indicate that you intend to revise
      your disclosures in future filings to clarify that ultimate responsibility for the
      determination of the fair values of your investment securities lies
      with management. The Division of Corporation Finance recently sent a letter to
      certain public companies identifying a number of disclosure issues to consider in
      preparing Management's Discussion and Analysis. A sample of that letter may
      also be found on our website at
      http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm. The sub-
      bullets of the last main bullet point of that letter describe information to consider

when companies disclose that they use brokers or pricing services to assist in determining fair values. This reflects our current thinking in this area, and we hope that you will consider it in preparing Management's Discussion and Analysis. We believe that this information provides more insight and transparency into the determination of fair value. In providing this information, we believe that it will generally not trigger the need to name a third party in your filing nor the need, therefore, to obtain their consent if the filing is incorporated by reference into a Securities Act Filing.

2.   Please refer to your response to comment three. Please revise your disclosures to clarify here and in Note 28 to your consolidated financial statements that your investments in your non-consolidated special purpose entities do not allow you to exercise control over such special purpose entities. Revise your disclosures similar to your response provided to us supplementally to clarify that your investments in non-controlled investment funds are limited to the shares of these funds and do not constitute control.

*   *   *   *

Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant